As filed with the Securities and Exchange Commission on March 25, 2015.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

AEGON USA PRODUCERS’ STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

2591 TV The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to

the plan and the address of its principal executive office)

FINANCIAL STATEMENTS

The financial statements of the AEGON USA Producers’ Stock Purchase Plan and Plan Trust (the “Plan”) filed as part of this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm (Pricewaterhouse Coopers, LLP)

23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young, LLP)

F I N A N C I A L S T A T E M E N T S

AEGON USA Producers’ Stock Purchase Plan and Plan Trust Years Ended December 31, 2014, 2013 and 2012 With Reports of Independent Registered Public Accounting Firms

AEGON USA PRODUCERS’ STOCK

PURCHASE PLAN AND PLAN TRUST

FINANCIAL STATEMENTS

Years Ended December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Administrator of

AEGON USA Producers’ Stock Purchase Plan and Plan Trust (the “Plan”)

In our opinion, the accompanying statement of financial condition and the related statement of operations and changes in plan equity present fairly, in all material respects, the financial condition of AEGON USA Producers’ Stock Purchase Plan and Plan Trust (the “Plan”) at December 31, 2014 and the changes in plan equity for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of the Plan as of December 31, 2013 and for the years ended December 31, 2013 and December 31, 2012 were audited by other auditors whose report dated March 21, 2014 expressed an unqualified opinion on those statements.

/s/ PricewaterhouseCoopers, LLP

PricewaterhouseCoopers LLP

Chicago, IL

March 25, 2015

Report of Independent Registered Public Accounting Firm

The Board of Trustees

AEGON USA Producers’ Stock

Purchase Plan and Plan Trust

We have audited the accompanying statement of financial condition of AEGON USA Producers’ Stock Purchase Plan and Plan Trust (the Plan) as of December 31, 2013, and the related statements of operations and changes in plan equity for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the AEGON USA Producers’ Stock Purchase Plan and Plan Trust at December 31, 2013, and its operations and changes in plan equity for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Des Moines, IA

March 21, 2014

AEGON USA PRODUCERS’ STOCK

PURCHASE PLAN AND PLAN TRUST

STATEMENTS OF FINANCIAL CONDITION

	December 31,
(dollars in thousands)	2014	2013
Assets
Investments - vested common stock of AEGON N.V. held in trust at fair value; shares: 2014 - 3,997,393; 2013 - 4,017,131 (cost: 2014: $61,022 and 2013: $61,208)	$29,982	$38,082
Investments - nonvested common stock of AEGON N.V. held in trust at fair value; shares: 2014 - 91,999; 2013 - 112,913 (cost: 2014: $1,300 and 2013: $1,528)	690	1,070
Contributions receivable from participants	179	124
Contributions receivable from participating companies	27	27
Cash	91	51

Total assets	30,969	39,354

Liabilities
Payable to broker	90	49

Total liabilities	90	49

Plan Equity	$30,879	$39,305

See accompanying notes.

AEGON USA PRODUCERS’ STOCK

PURCHASE PLAN AND PLAN TRUST

STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY

	For the Years Ended December 31,
(dollars in thousands)	2014	2013	2012
Investment gain (loss)
Change in net unrealized appreciation (depreciation) in fair value of investments	$(8,066)	$12,583	$9,867
Dividends	996	1,008	869

Total investment gain (loss)	(7,070)	13,591	10,736

Contributions
Participants	3,105	2,810	2,885
Participating companies	464	525	682

Total contributions	3,569	3,335	3,567

Distributions paid to participants	(4,925)	(5,291)	(2,273)

Net increase (decrease) in plan equity	(8,426)	11,635	12,030

Plan equity at beginning of year	39,305	27,670	15,640

Plan equity at end of year	$30,879	$39,305	$27,670

See accompanying notes.

AEGON USA PRODUCERS’ STOCK

PURCHASE PLAN AND PLAN TRUST

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands, except for share data)

1. Description of Plan

The following description of the AEGON USA Producers’ Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s prospectus for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary stock purchase plan established for designated sales agents and representatives of the following participating companies: Transamerica Life Insurance Company, Transamerica Premier Life Insurance Company, Stonebridge Life Insurance Company, Western Reserve Life Assurance Co. of Ohio which merged into Transamerica Premier Life Insurance Company on October 1, 2014, and World Financial Group (“Participating Company” or “Companies”). Massachusetts Fidelity Trust Company, an affiliate of the Participating Companies, is the Trustee. AEGON USA, LLC, an indirect parent and affiliate of the Participating Companies, provides administrative services to the Plan. All vested plan assets are held by the AEGON USA Producers’ Stock Purchase Plan Trust (“Trust”). The Trust’s assets include AEGON N.V. common stock (“common stock”) and temporary cash held solely for reinvestment or distribution of cash dividends, as well as for cash withdrawals of fractional shares. The common stock of AEGON N.V. is quoted on the stock exchanges in Amsterdam and New York (“NYSE”). The Trust holds all vested shares attributable to voluntary participant and Participating Company contributions. The Trustee purchases whole shares of common stock to offset the liability corresponding to the Participating Companies’ contributions and holds these shares separately until vested.

Participation

Participation is voluntary and available to individual sales agents and representatives who are currently licensed or contracted with a Participating Company and who meet specific eligibility requirements established by the Participating Companies. These specific requirements are generally based on production credits or sales quotas.

Contributions

Participants may contribute a percentage of their commissions as determined by the Participating Companies. However, voluntary participant contributions may not exceed the lesser of $120 or 25% of a participant’s commissions in any plan year.

Contributions from Participating Companies are determined by specific formulas as designed by those Participating Companies. Additional amounts may also be contributed to the Plan at the discretion of each of the Participating Companies.

Dividends

In the event that dividends are paid on vested common stock held by the Trust, the participant may elect to receive the dividends in cash or to reinvest the proceeds in additional shares of common stock. All dividends paid on nonvested shares are automatically reinvested.

Vesting

All participant contributions are vested 100%. Participating Company contributions vest at a rate of 10% for each full calendar year that a participant is active in the Plan. Notwithstanding these general vesting requirements, participants who began participation in the Plan within three months after the Plan became effective for their Participating Company were granted years of service for vesting purposes based on their original contracting date. Immediate and full vesting in Participating Company contributions shall occur in the event of a participant’s death, permanent disability, or attainment of age 65.

Forfeited shares of terminated participants’ nonvested accounts are allocated to participants based on current-year contributions to the Plan. Forfeited shares of 12,699, 22,710 and 10,460 were allocated to participants for the years ended December 31, 2014, 2013 and 2012, respectively.

Although they have not expressed any intent to do so, the Participating Companies have the right to amend or terminate the Plan and the Trust at any time. Any such amendments to the Plan and the Trust will not diminish the rights of the participants.

Plan Benefits

Total withdrawals from the Trust may occur at any time at the participant’s request. Participants who otherwise become ineligible to participate will be deemed to have requested a total withdrawal, with all vested shares distributed to them.

A participant becomes ineligible to participate in the Plan if they withdraw all of their shares from the Trust, if their contract or representation with a Participating Company terminates, or if they do not voluntarily contribute to the Plan for two full calendar years. Ineligible participants will not be allowed to resume participation in the Plan for at least one full calendar year.

Any nonvested benefits credited to an ineligible participant will be forfeited and reallocated to the remaining participants in their particular company or division. The forfeiture is calculated at the end of each year, based upon the remaining participants’ current-year voluntary contributions to the Plan.

Partial withdrawals that do not trigger ineligibility are permitted under certain circumstances. Generally, these are limited to a single annual withdrawal and are based upon the participant’s age and years of service with the Participating Company. The maximum annual withdrawals allowed are 10% of a participant’s account balance after 15 years of participation or after age 55 and 20% of a participant’s account balance after 20 years of participation or after age 60. In addition, a participant who has a vested value of $250 or more may withdraw an amount of vested shares in excess of this amount. Any such withdrawal may not exceed $250 of the participant’s vested shares per calendar year. Such withdrawal does not cause a forfeiture of any nonvested amounts contributed by the Participating Companies.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Common stock is valued on the basis of the NYSE quoted market value as of the day of valuation. The change in the difference between the fair value and the cost of common stock is reported in the Statements of Operations and Changes in Plan Equity as the change in net unrealized appreciation (depreciation) in fair value of investments. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average-cost method. The majority of the realized gains and losses are taken by the participant, as distributions are done on a share-basis and whole shares are not sold prior to distribution. The Plan only incurs realized gains and losses related to sales of fractional shares at time of distribution. Dividend income is accrued on the ex-dividend date.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the statement of financial condition date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the statement of financial condition date.

Events that are indicative of conditions that arose after the statement of financial condition date are disclosed, but do not result in an adjustment of the financial statements themselves. As of March 25, 2015 no subsequent events have been identified.

Risks and Uncertainties

The Plan invests in AEGON N.V. common stock. Common stock investments are exposed to various risks, such as market and a concentration of investment in a single entity risk. Due to the level of risk associated with common stock securities, it is at least reasonably possible that changes in the value of the common stock will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Financial Condition.

Tax Status

The Trust is not structured to qualify as an exempt plan under Section 401(a) of the Internal Revenue Code (“Code”) of 1986. The Trust, as established under Section 677 of the Code, is intended to be a taxable grantor trust of the participant subject to the provisions of Section 671 of the Code. If the Trust was required to pay taxes, the taxes will be paid by the Trust and charged against the participants’ accounts.

3. Fair Value Measurements and Fair Value Hierarchy

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Plan has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

•	Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

•	Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

•	Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Plan recognizes transfers between levels as of the beginning of the period.

The following table presents the Plan’s hierarchy for its assets measured at fair value on a recurring basis at December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Common stock - AEGON N.V.	$30,672	$—	$—	$30,672

Total assets	$30,672	$—	$—	$30,672

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Common stock - AEGON N.V.	$39,152	$—	$—	$39,152

Total assets	$39,152	$—	$—	$39,152

The common stock fair value is based on daily unadjusted quoted prices and therefore is classified as Level 1. During 2014 and 2013, there were no transfers between levels.

4. Investments

The Plan considers fair value at the date of sale to be equal to proceeds received by participants from withdrawals of common stock. Participant withdrawals and net realized investment losses from the sale of common stock for the years ended December 31 were as follows:

	2014	2013	2012
Participant withdrawals	$4,851	$5,218	$2,210
Cost of stock sold	4,851	5,218	2,210

Net realized investment losses	$—	$—	$—

The changes in unrealized losses of common stock held by the Plan are summarized below:

	2014	2013	2012
Balance at beginning of year	$(23,584)	$(36,167)	$(46,034)
Change in unrealized during the year	(8,066)	12,583	9,867

Balance at end of year	$(31,650)	$(23,584)	$(36,167)

5. Trust Assets

Ownership interests in the assets of the Trust are represented by trust shares. One trust share is equivalent to one share of common stock. Each participant is the owner of the number of trust shares representing deposits made to the Trust on their behalf. At December 31, 2014 and 2013, the Trust held 3,997,393 and 4,017,131 vested shares valued at $7.50 and $9.48 per share, respectively.

6. Plan Benefits Due to Vest

Under the terms of the Plan, Participating Company contributions held separately by the Trustee vest quarterly on the first day following the end of each calendar quarter. These nonvested Participating Company contributions held by the Trustee in the form of common stock had a fair value of $690 and $1,070 at December 31, 2014 and 2013, respectively.

7. Related Party Transactions

The Participating Companies pay substantially all administrative and operating expenses of the Plan and the Trust, except that the participants pay any brokerage fees incurred in the purchase or sale of common stock attributable to their voluntary contributions.

8. Taxes

GAAP require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON USA Producers’ Stock Purchase Plan

By:	/s/ Brenda K. Clancy
Brenda K. Clancy
Executive Vice President
AEGON USA, LLC

March 25, 2015